MAYFIELD ATHLETICS

2020 PITCH DECK

WELCOME



SAFE CLIP



Mayfield Athletics CEO, Justin Summerville and COO, Rich Williams

Mayfield Athletics is an innovative sports equipment manufacturer with the simple mission:

“To engineer products that empower athletes to play the sport they love without fear of injury.”

Milestones

MAYFIELD ATHLETICS

2014

Mayfield Athletics founded and SAFEClip concept started.

2015

- SAFEClip patent filed.
- 1st SAFEClip prototype designed.
- SAFEClip begins lab testing.



2017

- Full patent issued for SAFEClip.
- Testing continues with Wayne State University.

2018

- Football Helmet Concept Started.
- SAFEClip issued for field testing.

2019

- SAFEClip updated with new materials for increased shock absorption.
- SAFEClip expands on field testing to multiple schools.
- Football Helmet Patent filed.

2020

- Helmet Development Team formed.
- Initial Helmet concept technology tested.




1960
1980
-
1999
GIANTS
Present

Slow Innovation, 100 Years of Play

- No advancement in facemask clip to address frontal impacts.
- Overall helmet technology has remained relatively unchanged for the last 60 years.
- Mechanical hardware makes up majority of helmet composition.
- Concussions and brain injuries have become more prevalent in the last 15 years.
- Very few companies currently innovating in this industry.

S.A.F.E.Clip®

- S.A.F.E.Clip = Shock Absorbing Football Equipment
- Designed to mimic the **crumple zone** of an automobile
- Retrofittable to **90%** of football helmets
- Replaces standard clips and takes less than 5-minutes to install
- **35% decrease** in frontal impact compared to standard clips
- Currently designed for **football helmets**
  - Plans to expand into other impact sports (e.g. lacrosse, hockey)
- **Patented** since 2017 (P#9750298B2); 2nd patent pending


SCREW
TOP PLATE
SORBOTHANE INSERT
BODY
NUT PLATE







MAYFIELD ATHLETICS

S.A.F.E.Clip® Progression

MAYFIELD ATHLETICS



Patent Model



Prototype Model #1



Model #2 (First Lab Test)



Model #3



Model #4



Current Field Model

S.A.F.E. CLIP

No Contact Helmet System (NCHS)

MAYFIELD ATHLETICS

- NCHS = Impact absorbed BEFORE physical contact with wearer
- Designed to mimic an automobile **crumple zone**
- Solves weight and fit issues currently prevalent in market
- Modular construction will keep manufacturing cost low
- Early tests indicate **40% +** better impact reduction compared to existing helmets
- Multiple technology applications in sports, industry, and more
- **Patent pending,** expected to be issued in late 2020
- Can be ready for field use in 2021 with appropriate resources


Fig-1
Fig-3
Fig-2


T3
T4
102
T2
106
114
T1
112
108
106
Fig-3



NCHS Drawings

MAYFIELD ATHLETICS



Inner Shell
Shock Zone (Air)
2 layer Outer Shell
Open cell
Force
Points will make contact and will absorb force and become more rigid as more points are engaged
Web of this design will be arranged in cage arrangement on inside of the soft/absorbing shell - material to be determined
Web arrangement from top of helmet

Concept Sketches



1/8
100
2
Fig-1
Fig-3
144
100
102
106
112
Fig-2
T3
T4
102
T2
106
114
T1
112
108
106
Fig-3

Patent Drawings

MARKET POTENTIAL

MAYFIELD ATHLETICS

MARKET SIZE FOR FOOTBALL ACCESSORIES

League	Participants	Market SIze ($)
High School	4,100,000	$158 M
Juniors	1,000,000	$38 M
College	81,100	$3 M
Pro	1,800	<$1 M

Total Market Size

$200 M

S.A.F.E.Clip® Market

- **$200 MIL** Total Market Size for Accessories
- Potential to **increase safety** for **5.2 MIL** players
- S.A.F.E.Clip is **patented technology** with **minimal competition**

MAYFIELD ATHLETICS

POTENTIAL MARKET FOR NCHS

League	Participants	Market SIze ($)
SPORTS	20,000,000	$2 Billion
CONSTRUCTION	9,000,000+	$500 Million
MOTORCYCLE	8,000,000+	$1.6 Billion
OTHER	3,000,000+	$1 Billion

Total Market Size

$5 Billion

NCHS Market (2021)

- **Total market size is upwards of $5 billion dollars**
- Potential to **increase safety** for tens of millions of players
- Patent Pending (expected late 2020)
- Multiple technology applications including, but not limited to:
  - Football,
  - Baseball
  - Hockey
  - Military
  - Lacrosse
  - Biking
  - Skiing
  - Construction

MAYFIELD ATHLETICS

Revenue Projections



$90,000,000
$80,000,000
$70,000,000
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$-
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Total Revenue
Operating Income
Total # of units sold

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Total Revenue	$55,280	$102,240	$390,567	$1,190,332	$3,150,934	$8,046,466	$17,751,076	$32,147,578	$52,402,284	$78,702,274
Operating Income	-$127,058	-$14,107	$36,360	$288,138	$1,226,096	$3,590,643	$8,037,759	$15,817,392	$26,995,141	$38,359,252
Total # of units sold	1,054	2,921	10,586	35,046	93,447	233,632	522,359	931,183	1,460,860	2,039,459

***These numbers are projections only, and are not a guarantee of any sales or revenue**

POTENTIAL EXITS

OPT #1	OPT #2	OPT #3
Riddell	schutt	PRIVATE EQUITY
Pre-existing relationship to become an approved product; currently the industry leader and financially capable of fully acquiring sports tech to maintain market lead	As evidenced throughout its history, Schutt is known for its various mergers and acquisitions of sports tech companies; it would rather purchase than compete	With multiple, patented products with countless applications and a market value upwards of 5 billion dollars, Mayfield Athletics is an attractive candidate for a private equity firm.

***These are hypothetical exit opportunities and not a guarantee of any deal now or in the future**

MAYFIELD ATHLETICS

INVESTMENT GOAL

MAYFIELD ATHLETICS

Mayfield Athletics Investment Goal

We are looking to raise up to $250,000 with milestone goals in-between.

$100
WeFunder min. to Invest.

Low Cost Investment

Only available through **WeFunder** while shares last.

$50,000
First Goal

Operational Goal

Continuing operations utilizing lean budgeting and organic referral sales growth.

$120,000
Second Goal

Development Goal

Begin development of SAFEClip Lacrosse expansion.

$200,000
Third Goal

Sales Expansion Goal

National sales and marketing campaigns funded and launched.

$250,000
Stretch Goal

Stretch Goal

Development begins on the Helmet System along with SAFEClip Hockey expansion.

MAYFIELD ATHLETICS

P#9750298B2

Mayfield Athletics In Action


Riddell
Riddell
Riddell
FOOTBALL
SAFECLIP
SAFECLIP
Riddell
Riddell
BANDITS

MAYFIELD ATHLETICS